Underlying supplement no. 840 To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006	Registration Statement no. 333-134553 Dated May 10, 2007 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

KBW Mortgage Finance IndexSM (MFX)

General

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Lehman Brothers Holdings Inc. may offer and sell notes linked to an index from time to time. This underlying supplement no. 840 describes the KBW Mortgage Finance IndexSM. The specific terms for each series of notes will be included in a product supplement. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes. We refer to such term sheets and pricing supplements generally as terms supplements. You should read the base prospectus, the MTN prospectus supplement, the relevant product supplement and any other related prospectus supplement, term sheet or pricing supplement, including the description of the KBW Mortgage Finance IndexSM set forth in this underlying supplement, carefully before you invest in the notes. Any terms used herein but not defined herein shall have the meaning given to them in the base prospectus, the MTN prospectus supplement or relevant product supplement or free writing prospectus. This underlying supplement may not be used to sell securities unless accompanied by the base prospectus, the MTN prospectus supplement, the relevant product supplement, the relevant terms supplements and any other related prospectus supplement.

Investing in notes linked to the KBW Mortgage Finance IndexSM involves a number of risks. See “ Risk Factors” beginning on page US-1 in this underlying supplement no. 840 and “Risk Factors” in the relevant product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this underlying supplement no. 840, the accompanying base prospectus, the MTN prospectus supplement, the relevant product supplement, the relevant terms supplements and any other related prospectus supplements. Any representation to the contrary is a criminal offense.

LEHMAN BROTHERS

May 10, 2007

The “KBW Mortgage Finance IndexSM” is a service mark of Keefe Bruyette & Woods, Inc. (“KBW”) and will be licensed for certain purposes by Lehman Brothers Holdings Inc. Such use is not sponsored, endorsed, sold or promoted by KBWSM, and KBWSM makes no representation regarding the advisability of investing in such a product.

In making your investment decision, you should rely only on the information contained or incorporated by reference in the relevant terms supplements, this underlying supplement no. 840, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement with respect to the notes offered and with respect to Lehman Brothers Holdings Inc. The relevant terms supplements, this underlying supplement no. 840, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. We have not authorized anyone to give you any additional or different information. The information in the relevant terms supplements, this underlying supplement no. 840, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplements, this underlying supplement no. 840 and the relevant product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplements, this underlying supplement no. 840, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this underlying supplement no. 840, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement, “we,” “us” and “our” refer to Lehman Brothers Holdings Inc., unless the context requires otherwise.

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RISK FACTORS

Your investment in notes linked to the KBW Mortgage Finance IndexSM will involve certain risks. Investing in the notes is not equivalent to investing directly in the KBW Mortgage Finance IndexSM or any of the component stocks of the KBW Mortgage Finance IndexSM. In addition, your investment in notes entails other risks not associated with an investment in conventional debt securities. You should consider carefully the following discussion of risks before you decide that an investment in notes linked to the KBW Mortgage Finance IndexSM is suitable for you. In addition, you should consider carefully the discussion of risks set forth in the relevant product supplement before you decide that an investment in the notes is suitable for you.

KBWSM may adjust the KBW Mortgage Finance IndexSM in a way that affects its level and adversely affects the value of your notes, and KBWSM has no obligation to consider your interests.

KBWSM, the publisher of the KBW Mortgage Finance IndexSM, is responsible for calculating and maintaining the KBW Mortgage Finance IndexSM. We are not affiliated with KBWSM in any way (except for licensing arrangements discussed below in “The KBW Mortgage Finance IndexSM”) and have no way to control or predict its actions including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the KBW Mortgage Finance IndexSM.

KBWSM can add, delete or substitute the stocks underlying the KBW Mortgage Finance IndexSM or make other methodological changes that could change the level of the KBW Mortgage Finance IndexSM. You should realize that the changing of companies included in the KBW Mortgage Finance IndexSM may affect the KBW Mortgage Finance IndexSM as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, KBWSM may discontinue or suspend calculation or dissemination of the KBW Mortgage Finance IndexSM. Any of these actions could adversely affect the value of your notes. KBWSM has no obligation to consider your interests in calculating or revising the KBW Mortgage Finance IndexSM. See “The KBW Mortgage Finance IndexSM.”

Neither Lehman Brothers Holdings Inc. nor any of its affiliates assumes any responsibility for the adequacy or accuracy of the information about the KBW Mortgage Finance IndexSM or KBWSM contained in this underlying supplement or any public disclosure of information by KBWSM . You, as an investor in the notes, should make your own investigation into the KBW Mortgage Finance IndexSM and KBWSM.

We cannot control actions by the companies whose common stocks or other equity securities make up the KBW Mortgage Finance IndexSM.

We are not affiliated with any of the companies whose stock is included in the KBW Mortgage Finance IndexSM. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the KBW Mortgage Finance IndexSM or your notes. None of the money you pay us will go to any of the companies included in the KBW Mortgage Finance IndexSM and none of those companies will be involved in the offering of the notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

You will have no shareholder rights in issuers of stocks underlying the KBW Mortgage Finance IndexSM.

Investing in the notes is not equivalent to investing in the securities underlying the KBW Mortgage Finance IndexSM. As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the securities composing the KBW Mortgage Finance IndexSM would have.

The Index constituent stocks are concentrated in one industry.

All of the Index constituent stocks are issued by companies whose primary lines of business are directly associated with the U.S. mortgage finance industry. As a result, an investment in the notes will be concentrated in one industry.

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The KBW Mortgage Finance IndexSM has experienced significant volatility in the past.

Since KBWSM began calculating the KBW Mortgage Finance IndexSM in 2000, the Index has experienced significant fluctuations. Any historical upward or downward trend in the value of the Index during any period is not an indication that the value of the Index is more or less likely to increase or decrease at any time in the future. Historical Index levels do not give an indication of future performance of the Index.

THE KBW MORTGAGE FINANCE INDEXSM

We have derived all information contained in this underlying supplement no. 840 regarding the KBW Mortgage Finance IndexSM, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, KBWSM. We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information.

The KBW Mortgage Finance IndexSM (the “Index”) is a float-adjusted modified capitalization-weighted index of 24 companies designed to effectively represent the performance of the broad and diverse U.S. Mortgage Finance industry. The companies comprising the Index account for a large portion of the market capitalization of the U.S. Mortgage Finance industry and were selected to provide appropriate representation of the industry’s diverse sub-sectors, including pure mortgage players, mortgage insurers, title insurers, and banks and thrifts that have considerable mortgage loan portfolios in the United States. KBWSM evaluates the Index at least annually. KBWSM began calculating the Index in 2000, and the Index has been listed on the Philadelphia Stock Exchange under the symbol “MFXSM” since July 22, 2005.

Index Calculation

The Index is calculated as a float-adjusted, modified market capitalization-weighted index, meaning that each of the component stocks represented in the Index is equal to its float-adjusted shares outstanding, multiplied by its current stock price as quoted on the NASDAQ/NMS or the New York Stock Exchange. Float-adjusted modified market capitalization weighting is achieved through quarterly rebalancing.

Based on the calculations as of the close on the Monday before the third Saturday of the last month in each calendar quarter, the Index rebalancing will be calculated according to the following rules:

•	If any of the top four institutions’ index weightings have increased beyond 10%, their weighting will be reduced to a maximum of 8% in the quarterly rebalancing.

•	If any of the remaining institutions’ weightings have increased beyond 5%, their weightings will be reduced to a maximum of 4.5% in the rebalancing.

•	If any of the remaining institutions’ weightings have dropped below 6%, their weightings will be increased to the lesser of their float-adjusted capitalization weight or 8% in the rebalancing.

•	If any of the institutions with unadjusted capitalization weights greater than 5% have declined in index weighting below 4%, their weightings will be increased to 4.5% in the rebalancing

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Any excess weighting available will be reallocated to the smaller institutions and any weighting needed to increase weighting in the larger institutions will be taken from the smaller institutions in the same manner as in the initial allocation at the time of rebalancing.

•	The rebalancing will be implemented at the close on the Friday before the third Saturday of the last month in each calendar quarter.

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As of May 3, 2007, the actual weight of each Index constituent Stock is as follows:

Ticker	Name	Exchange	% Weight
FNM	Fannie Mae	New York	8.62%
FRE	Freddie Mac	New York	8.31%
CFC	Countrywide Financial Corp	New York	8.22%
WM	Washington Mutual Inc	New York	7.84%
PMI	The PMI Group Inc	New York	4.61%
MTG	MGIC Investment Corp	New York	4.59%
NYB	New York Community Bancorp Inc	New York	4.42%
SOV	Sovereign Bancorp Inc	New York	4.21%
MAFB	MAF Bancorp Inc	NASDAQ	4.20%
FHN	First Horizon National Corp	New York	4.15%
HCBK	Hudson City Bancorp Inc	NASDAQ	3.94%
NAL	NewAlliance Bancshares Inc	New York	3.60%
AF	Astoria Financial Corp	New York	3.81%
BPOP	Popular Inc	NASDAQ	3.78%
DSL	Downey Financial Corp	New York	3.78%
FED	FirstFed Financial Corp	New York	3.70%
WFSL	Washington Federal Inc	NASDAQ	3.67%
FNF	Fidelity National Financial Inc	New York	3.38%
FNFG	First Niagara Financial Group Inc	NASDAQ	3.28%
NDE	IndyMac Bancorp Inc	New York	3.31%
BKUNA	Bankunited Financial Corp	NASDAQ	2.12%
FBC	Flagstar Bancorp Inc	New York	1.28%
TRST	Trustco Bank Corp NY	NASDAQ	0.58%
CORS	Corus Bankshares Inc	NASDAQ	0.61%

Index Eligibility & Maintenance

The Index is calculated and maintained by KBWSM. KBWSM selects the Index constituent stocks on the basis of relevance to the mortgage finance industry and on certain trading criteria, including but not limited to stock price, stock price volatility, stock price correlation to index price, average daily trading volume, optionability of stock, market capitalization, country of origin, listed exchange and perceived viability of the company. The Index is designed and maintained so that financial instruments based on the Index will comply with necessary listing/maintenance criteria dictated by subsections (b) and (c) of Rule 1009A (Designation of the Index) on the Philadelphia Stock Exchange. Any Index constituent stock that fails to meet these standards will be replaced within the Index.

In the event that there is a change in the nature of any Index constituent stock that will change the overall market character of the Index, including delisting, merger, acquisition, or change of principal business, KBWSM will take appropriate steps to remove the stock or replace it with another stock that would best represent the intended market character of the Index. KBWSM reserves the authority to add one or more Index-eligible stocks on a quarterly basis, or to remove any Index constituent stock on a quarterly basis if it believes that such Index constituent stock no longer provides adequate representation of the mortgage finance securities, or no longer maintains the character of the Index. In the event that KBWSM removes an Index constituent stock, KBWSM may replace such Index constituent stock with an Index-eligible stock at any time, but is not required to do so.

Additional information concerning the KBW Mortgage Financial Index may be obtained at the Keefe, Bruyette & Woods web site (http://www.kbw.com).

Information contained at these web sites is not incorporated by reference in, and should not be considered part of, this underlying supplement or any terms supplement.

You can obtain the level of the KBW Mortgage Financial Index at any time from the Bloomberg® service under the symbol “MFX.”

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